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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                        PURSUANT TO RULE 13a-16 OR 15d-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                                December 27, 2005

                                GRAVITY Co., Ltd.
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                 (Translation of registrant's name into English)

     14F Meritz Tower, 825-2 Yeoksam-Dong, Gangnam-Gu, Seoul, 135-934, Korea
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                     (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [X] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [X] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

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                                                               [LOGO OF GRAVITY]

                                    Contacts:     Gravity Co. Ltd
                                                  John C. Chung
                                                  82-2-2019-6014
                                                  chchung@gravity.co.kr
                                                  - or -
                                                  Brian Rafferty
                                                  Taylor Rafferty, New York
                                                  1-212-889-4350
                                                  - or -
                                                  John Dudzinsky
                                                  Taylor Rafferty, London
                                                  44-20-7614-2900
                                                  gravity@taylor-rafferty.com

             GRAVITY TAKES STEPS TO DRIVE GLOBAL MARKETING EXPANSION

SEOUL, South Korea, December 27, 2005, GRAVITY Co., Ltd. (Nasdaq: GRVY), a developer and distributor of online games in Korea, announced that it has entered into a Software Licensing Agreement for the rights to publish "Emile Chronicle Online" outside of Japan and a Software Purchase Agreement of "Emile Chronicle Online" with GungHo Online Entertainment, Inc. ("GungHo"), a leading Japanese online game company.

Emile Chronicle Online, a Massively Multiplayer Online Role Playing Game ("MMORPG"), whose character design is Japanese manga (or Japanese comic book) and animation style presents a number of characteristics not commonly found in other online games, including the function which develops game characters without direct manipulation even when users log out of the game session. Since the beginning of a closed beta test on August 1, 2005, in Japan, one of the world's most developed online gaming markets, the number of total registered IDs of "Emile Chronicle Online" has currently reached approximately 310,000 and the game has been commercialized recently.

Mr. Il Young Ryu, the chief executive officer of Gravity, commented, "by entering into the agreements with GungHo, we hope to implement our strategic initiative of strengthening our overseas publishing business, as we had announced in August 2005. We believe that Emile Chronicle Online represents an ideal vehicle for such expansion, since we expect that the game will present a wide appeal to game users who are familiar with Japanese manga and animation. As well as expanding the overseas publishing business, we are actively pursuing the strengthening of the development of our own game, the core of our business."

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ABOUT GRAVITY CO., LTD.

Based in Korea, Gravity is a developer and distributor of online games. Gravity's principal product, Ragnarok Online, is a popular online game in many markets, including Japan, Taiwan and Thailand, and is currently commercially offered in 20 markets. For more information about Gravity, please visit http://www.gravity.co.kr.

FORWARD-LOOKING STATEMENTS:

Certain statements in this press release may include, in addition to historical information, "forward-looking statements" within the meaning of the "safe-harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements can generally be identified by the use of forward-looking terminology, such as "may," "will," "expect," "intend," "estimate," "anticipate," "believe" "project," or "continue" or the negative thereof or other similar words, although not all forward-looking statements will contain these words. These forward-looking statements are based on our current assumptions, expectations and projections about future events. All forward-looking statements involve risks and uncertainties that may cause our actual performance, financial condition or results of operations to be materially different from those suggested by the forward-looking statements, including, but not limited to, our ability to diversify revenue; our ability to collect, and in a timely manner, license fees and royalty payments from overseas licensees; our ability to acquire, develop, license, launch, market or operate commercially successful online games; our ability to compete effectively in a highly competitive industry; our ability to anticipate and access technological developments in our industry; our ability to recruit and retain quality employees as we grow; our ability to implement our growth strategies; and economic and political conditions globally. Investors should consider the information contained in our submissions and filings with the United States Securities and Exchange Commission (the "SEC"), including our registration statement on Form F-1, as amended, and our annual report on Form 20-F, together with such other documents and we may submit to or file with the SEC from time to time, including on Form 6-K. The forward-looking statements speak only as of this press release and we assume no duty to update them to reflect new, changing or unanticipated events or circumstances.

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                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                             GRAVITY Co., Ltd.

Date: 12/27/2005

                                             By:    /s/ Il Young Ryu
                                                    ----------------------------
                                             Name:  Il Young Ryu
                                             Title: Chief Executive Officer